Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

                                                        Years ended December 31,
                                               2001        2002        2003        2004        2005

Income before provision / benefit for       $33,504      $2,996     $38,299     $22,231     $91,306
Income Taxes

Fixed Charges                               107,071     117,013     117,235     122,325     129,056
Earnings for Fixed Charges                  140,575     120,009     155,534     143,556     220,362
Interest Expense                             98,270     108,344     106,688     112,013     121,098
Interest Portion of Rental Charges            8,801       8,669      10,547      10,312       7,958
Total                                      $107,071    $117,013    $117,235    $122,325    $129,056

Ratio of Earnings to Fixed Charges              1.3         1.0         1.3         1.2         1.7